SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2005

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



Press Release                               For immediate release 14 July 2005
                                            Realisation of Grammer


SVG Capital has been informed that funds advised by Permira have realised their holding in Grammer Holding GmbH, the German car and truck seat manufacturer.

The value of this realisation for SVG Capital is expected to be approximately GBP16.9 million, which compares to a December 2004 valuation of GBP16.9 million and a cost of GBP8.5 million.

For further information, please contact:

SVG Capital plc
Alice Todhunter                                           020 7010 8925









SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 15 July, 2005


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries